June 17, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Susan Block
Kristen Shifflett
Doug Jones
Ada D. Sarmento

Re:	Horizon Global Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed June 11, 2015
File No. 333-203138

Ladies and Gentlemen:

Horizon Global Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 16, 2015, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed June 11, 2015. This letter is being filed with Pre-effective Amendment No. 3 to the Registration Statement (the “Amendment”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Exhibits

1. We note the asterisks accompanying exhibit 2.1, indicating that certain exhibits and schedules have been omitted from this exhibit. Please tell us why you consider this to be a plan filed under Item 601(b)(2) of Regulation S-K. If filed under Item 601(b)(2) of Regulation S-K, the filed agreement should also include a list briefly identifying the contents of all omitted exhibits or schedules. Refer to Item 601(b)(2) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and believes that it has appropriately filed the form of Separation and Distribution Agreement (the “Distribution Agreement”) as exhibit 2.1 under Item 601(b)(2) of Regulation S-K as the Distribution Agreement provides the plan pursuant to which the Company is to acquire the assets and assume the liabilities comprising the Cequent APEA and Cequent Americas business and operations conducted by TriMas Corporation (“TriMas”). In response to the Staff’s comment, the Company has filed a revised version of the form of the Distribution Agreement as exhibit 2.1 to the Amendment that contains a list briefly identifying the contents of all omitted exhibits or schedules on page iv thereof.

United States Securities and Exchange Commission

Division of Corporation Finance

June 17, 2015

Exhibit 8.1

2. Please refer to paragraph 6 and the statements numbered 1-8, which follows, “it is our opinion….” We note each of those statements indicate those “should” or “should be” the tax consequences. Please explain why PricewaterhouseCoopers LLP cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please also include a discussion of this in the prospectus. Refer to Section III.C. 4. of Staff Legal Bulletin No. 19, available on our website at www.sec.gov.

Response:  The Company respectfully acknowledges the Staff’s comment. The tax opinion provided by PricewaterhouseCoopers LLP (“PwC”) does not provide a “will” level of comfort as to the tax-free nature of the spin-off because of the absence of guidance directly on point as to how certain factors relating to the spin-off would affect the tax-free nature of the spin-off, in particular the service of an individual as a member of the board of directors of both the Company and TriMas following the spin-off. Accordingly, because it is not possible to be certain that the Internal Revenue Service or a court considering this tax issue would agree with PwC’s tax opinion, the word “should” rather than “will” is used in the sections of the prospectus discussing the material U.S. federal income tax consequences of the spin-off and in PwC’s tax opinion.

We have described this degree of uncertainty in a revised version of PwC’s tax opinion, which has been filed as exhibit 8.1 to the Amendment. Additionally, we have included a discussion of this uncertainty on pages 16 and 37 of the Amendment.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (248) 631-5450.

Very truly yours,

/s/ A. Mark Zeffiro
A. Mark Zeffiro
President